

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 4, 2017

Steven P. Rasche
Executive Vice President, Chief Financial Officer
Spire, Inc.
700 Market Street
St. Louis, MO 63101

      Re: Spire, Inc.
             Form 10-K for the Fiscal Year Ended September 30, 2016
             Filed November 15, 2016
             File No. 001-16681

Dear Mr. Rasche:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                /s/ Jennifer Thompson

                                Jennifer Thompson
                                Accounting Branch Chief
                                Office of Consumer Products